OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Mediacom Communications Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
58446K 10 5
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58446K 10 5

1	NAMES OF REPORTING PERSONS Rocco B. Commisso

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		632,982 shares - Class A (one vote per share)* 28,400,836 shares - Class B (ten votes per share)*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		632,982 shares - Class A* 28,188,614 shares - Class B*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

632,982 shares - Class A* 28,400,836 shares - Class B*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

80.8% of aggregate voting power

12	TYPE OF REPORTING PERSON

IN
* Reference is made to the disclosure in Item 4 of this Schedule 13G

Page 2 of 7 Pages

CUSIP No.	58446K 10 5
Item 1(a). Name of Issuer:
Mediacom Communications Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
100 Crystal Run Road, Middletown, NY 10941
Item 2(a). Name of Person Filing:
Rocco B. Commisso
Item 2(b). Address of Principal Business Office or, if None, Residence:
100 Crystal Run Road, Middletown, NY 10941
Item 2(c). Citizenship:
USA
Item 2(d). Title of Class of Securities:
Class A Common Stock
Item 2(e). CUSIP Number:
58446K 10 5

Page 3 of 7 Pages

CUSIP No.	58446K 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 7 Pages

CUSIP No.	58446K 10 5
Item 4. Ownership.
(a) Amount beneficially owned:
632,982 shares of Class A common stock(1)
28,400,836 shares of Class B common stock(2)
(b) Percent of class:
80.8% of aggregate voting power as of December 31, 2008(1)(2)(3)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
632,982 shares of Class A common stock(1)
28,400,836 shares of Class B common stock(2)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:
632,982 shares of Class A common stock(1)
28,188,614 shares of Class B common stock(4)
(iv) Shared power to dispose or to direct the disposition of: 0

(1)
Includes, as of December 31, 2008, 522,815 shares of Class A common stock issuable upon the exercise of options held by the reporting person, 1,069 shares of Class A common stock held by the reporting person’s spouse and 52,000 shares of Class A common stock issuable upon the exercise of options held by the reporting person’s spouse. Also includes 1,300 restricted stock units (shares of Class A common stock) held by the reporting person’s spouse that will vest on February 15, 2009. Does not include options that are exercisable and restricted stock units that vest after March 1, 2009.

(2)
Each share of Class B common stock is convertible into one share of Class A common stock. Includes 212,222 shares of Class B common stock owned of record by another stockholder, for which Mr. Commisso holds an irrevocable proxy, representing all remaining shares of Class B common stock outstanding. As of December 31, 2008, also includes 1,398,892 shares of Class B common stock issuable upon the exercise of options held by the reporting person.

(3)
Based on 67,784,366 shares of Class A common stock and 27,001,944 shares of Class B common stock outstanding as of December 31, 2008. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Does not give effect to a transaction by the Issuer on February 13, 2009 that resulted in the Issuer acquiring 28,309,674 shares of its Class A common stock. Giving effect to such transaction, the aggregate voting power of the reporting person on February 13, 2009 was 87.8%.

(4)
Each share of Class B common stock is convertible into one share of Class A common stock. As of December 31, 2008, includes 1,398,892 shares of Class B common stock issuable upon the exercise of options held by the reporting person.

Page 5 of 7 Pages

CUSIP No.	58446K 10 5
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

Page 6 of 7 Pages

CUSIP No.	58446K 10 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
(Date)

/s/ Rocco B. Commisso

Rocco B. Commisso

Page 7 of 7 Pages